Exhibit (a)(1)(iv)

Offer by

Each of
Putnam Managed Municipal Income Trust (“PMM”)
Putnam Municipal Opportunities Trust (“PMO”)

(each a “Fund,” collectively the “Funds”)

to Purchase for Cash
Up To 100% of Its Outstanding Remarketed Preferred Shares
(Putnam Managed Municipal Income Trust Remarketed Preferred Shares, Series A and C, Without Par)
(Putnam Municipal Opportunities Trust Remarketed Preferred Shares, Series B and C, Without Par)

July 10, 2017

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed to act as Depositary (as defined in the Offer to Purchase) in connection with an offer by each of the Funds, each a closed-end investment company registered under the Investment Company Act of 1940, as amended, and organized as a Massachusetts business trust, to purchase up to 100% of its outstanding Remarketed Preferred Shares (“Preferred Shares”), without par value and, in the case of PMM, at a price per share equal to 89.75% of the liquidation preference of $100,000 per share (or $89,750.00 per share) for Series A Preferred Shares and $50,000 per share (or $44,875.00 per share) for Series C Preferred Shares, and, in the case of PMO, 89.75% of the liquidation preference of $25,000 per share (or $22,437.50 per share), in cash, plus any unpaid dividends accrued through August 4, 2017, or such later date to which such Offer is extended, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the offer to purchase dated July 10, 2017 (the “Offer to Purchase”) and each Fund’s related letter of transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, each as amended or supplemented from time to time, constitutes such Fund’s “Offer” and, collectively, the “Offers”).

We are asking you to contact your clients for whom you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee) or who hold a Fund’s Preferred Shares registered in their own names. Please bring the Offer(s) to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1. The Offer to Purchase dated July 10, 2017;

2. Letter(s) of Transmittal for your use and for the information of your clients, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, which provides information relating to backup federal income tax withholding;

3. Notice of Guaranteed Delivery to be used to accept an Offer if the Preferred Shares and all other required documents cannot be delivered to the Depositary (as defined in the Offer to Purchase) by the Expiration Date (as defined in the Offer to Purchase); and
4. A form of letter which may be sent to your clients for whose accounts you hold a Fund’s Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer(s).

Your prompt action is requested. We urge you to contact your clients as promptly as possible. EACH FUND’S OFFER AND WITHDRAWAL RIGHTS EXPIRE ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 4, 2017, UNLESS THE APPLICABLE OFFER IS EXTENDED.

Each Offer is not being made to, nor will a Fund accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

No Fund will pay any fees or commissions to any broker, dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Preferred Shares pursuant to an Offer. Each Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients. Each Fund will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to an Offer, except as otherwise provided in the Offer to Purchase. However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided. See Section 3, “Procedures for Tendering Preferred Shares,” of the Offer to Purchase.

In order to accept an Offer, an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, should be sent to the Depositary (as defined in the Offer to Purchase) prior to one minute after 11:59 p.m., New York City time, on August 4, 2017.

In order to facilitate an Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, when you tender Preferred Shares on behalf of your clients you will need to provide additional contact information for your Auction Department and/or the Broker-Dealer who submits auction instructions for the Preferred Shares on your behalf. Should you be unable to provide this contact information, each Fund, in its sole discretion, may waive this requirement. Please contact AST Fund Solutions, LLC, the Information Agent for the Offer, at toll free (888) 540-8736, Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time with any questions.

Neither the Funds nor the Funds’ Boards of Trustees make any recommendation to any holder of Preferred Shares as to whether to tender all or any Preferred Shares.

Any inquiries you may have with respect to an Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

American Stock Transfer & Trust Company, LLC

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF EITHER FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH EITHER OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.